

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

November 8, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

Please note: This certification amends the certification previously filed under accession number 0000876661-18-001170.

The New York Stock Exchange certification for listing and registration of the Common Stock, par value $0.01 per share of CONTURA ENERGY, INC. under the Exchange Act of 1934 will not be deemed effective until November 9, 2018.

Sincerely,